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                             June 11, 2024

       Zhen Qin
       Chief Executive Officer
       Linkhome Holdings Inc.
       2 Executive Circle, Suite 100
       Irvine, CA 92614

                                                        Re: Linkhome Holdings
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 29,
2024
                                                            CIK No. 0002017758

       Dear Zhen Qin:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 7, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 29, 2024

       Prospectus Summary, page 1

   1. We note your response to prior comment 1. However, you still have not disclosed the source for your claim
that you are "one of the fastest-growing artificial intelligence real estate platforms in the
United States." Identify the two competing real estate platforms which are developing
their own AI tools. Balance your discussion of revenue growth with your net income growth.
Also update your market data, such as the 2020 NAR data,
                                                        throughout the filing
to the latest available date.
   2. We note your response to prior comment 2. Please clarify that the transaction with the
                                                        Cash Offer tool was
with a related party, a beneficial owner of 12.5% of your voting securities.
 Zhen Qin
Linkhome Holdings Inc.
June 11, 2024
Page 2
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Selected Income Statement Items
Total Revenues, page 46

3. We note your response to our prior comment 4 and revised disclosure here explaining the decline in real estate agency commission revenues from fiscal 2022 to fiscal 2023 as a function of the lower real estate transaction dollar volume of $15,438,435 in 2023 as compared to $28,243,875 in 2022. However, these amounts are disclosed in reverse order for each year on pages 1 and 62. Please revise.
Certain Relationships and Related-Party Transactions, page 79

4. We note your response to prior comment 6. Please disclose the names of the related parties for each transaction. See Item 404(a)(1) of Regulation S-K. Principal Stockholders, page 80

5. Please disclose the address of your greater than five percent beneficial owner. See Item
      403(a) of Regulation S-K.
General

6. Please file the consent of each director nominee as an exhibit to your registration statement. See Securities Act Rule 438.
       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameZhen Qin
                                                            Division of
Corporation Finance
Comapany NameLinkhome Holdings Inc.
                                                            Office of Real
Estate & Construction
June 11, 2024 Page 2
cc:       Michael J. Blankenship
FirstName LastName